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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42879

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Ridge Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1895 Walt Whitman Road
(No. and Street)

Melville (City) New York (State) 11747-3031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Levy (631) 420-4242
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lawrence B. Goodman & Co., P.A.
(Name — if individual, state last, first, middle name)

32-16 Broadway (Address) Fair Lawn (City) New Jersey (State) 07410 (Zip Code)

SEC Mail Processing Section

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 16 2008 THOMSON REUTERS

SEP 02 2008 Washington, DC 101

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

9/13

OATH OR AFFIRMATION

I, Daniel Levy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Ridge Securities Corp, as of June 30, ~~19~~ 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

CAROL A. DZIKOWSKI
Notary Public, State of New York
No. 52-4638234
Qualified In Suffolk County
Comm. Exp. March 30, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH RIDGE SECURITIES CORP.

FINANCIAL STATEMENTS

JUNE 30, 2008

LAWRENCE B. GOODMAN & CO., P.A. CERTIFIED PUBLIC ACCOUNTANTS

Lawrence B. Goodman, CPA*
Richard B. Klein
Catherine Marotta, CPA

David J. Goodman, CPA, MST*
William R. Lungren, CPA
Jacqueline M. Shamieh, CPA
*Certified in New Jersey and New York

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors of
North Ridge Securities Corp.
1895 Walt Whitman Road
Melville, New York 11747-3031

We have audited the accompanying statement of financial condition of North Ridge Securities Corp., as of June 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Ridge Securities Corp. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence B. Goodman CPA

Lawrence B. Goodman & Co. P.A.
Certified Public Accountants

Fair Lawn, New Jersey
July 18, 2008

32-16 Broadway • Fair Lawn, N.J. 07410 • Phone (201) 791-8300 • Fax (201) 791-5257
11 Abrams Road • Central Valley, N.Y. 10917 • Phone (845) 928-9025
E-Mail: information@Lbgcpas.com

NORTH RIDGE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Current Assets		
Cash and cash equivalents	$ 658,060	
Commissions receivable	1,177,796	
Total current assets		$1,835,856
Other Assets		
Security deposit		25,000
Total Assets		$1,860,856

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued expenses	$1,213,836	
Due to affiliate	360,000	
Total current liabilities		$1,573,836
Stockholder's Equity		
Capital stock	10,000	
Retained earnings	277,020	
Total stockholder's equity		287,020
Total Liabilities and Stockholder's Equity		$1,860,856

NORTH RIDGE SECURITIES CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2008

Income		
Commission income		$11,878,420
Operating Expenses		
Management fees	$2,565,000	
Commissions	8,768,256	
Rent and utilities	175,417	
Wages	98,166	
Payroll taxes	8,245	
Office expenses	55,433	
Insurance	19,446	
Fees and licenses	87,921	
Total operating expenses		11,777,884
Income before provision for Federal and State income taxes		100,536
Provision for Federal and State income taxes		28,258
Net income		$ 72,278

See accountant's opinion and notes to financial statements.

NORTH RIDGE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock	*Retained Earnings*	*Total*
Stockholder's equity July 1, 2007	$10,000	$204,742	$214,742
Net income	-	72,278	72,278
Stockholder's equity June 30, 2008	$10,000	$277,020	$287,020

See accountant's opinion and notes to financial statements.

NORTH RIDGE SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2008

Cash flows from operating activities:		
Net income		$ 72,278
Changes in assets and liabilities:		
Decrease in commissions receivable	$449,689	
Decrease in accrued expenses	(543,591)	
Increase in amounts due to affiliated company	328,000	
Total adjustments		234,098
Net cash provided by operating activities		306,376
Cash and cash equivalents at beginning of year		351,684
Cash and cash equivalents at end of year		$658,060

Supplemental Cash Flow Information

Interest paid	$ -
Income taxes paid	$ 4,570

See accountant's opinion and notes to financial statements.

NORTH RIDGE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2008

DESCRIPTION OF BUSINESS

North Ridge Securities Corp. is a broker-dealer subject to the rules and regulations of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). Their place of business is located at 1895 Walt Whitman Road, Melville, New York 11747-3031.

SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which require management to use its judgment in making certain estimates and assumptions that effect the amounts reported in the financial statements. Actual results could differ from these estimates.

All of the Company's assets and liabilities are carried at either fair value or amounts which approximate fair value.

Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

CASH AND CASH EQUIVALENTS

The Company maintains cash balances at Commerce Bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. As of June 30, 2008, the amount that exceeded the federally insured limits was $559,262.

AFFILIATED COMPANY TRANSACTIONS-MANAGEMENT FEES

North Shore Capital Management Corp. performs some of the administrative duties for North Ridge Securities Corp. The Company pays NSCMC a management fee to cover these expenses. North Ridge Securities Corp. paid $2,565,000 for these services for the year ended June 30, 2008.

CAPITAL STOCK

The authorized, issued and outstanding shares of capital stock at June 30, 2008, were as follows:

Common stock, without par value, authorized 300 shares; issued and outstanding 250 shares.

NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, the Company is subjected to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements, as defined, equal to the greater of one-fifteenth of aggregate indebtedness, as defined, or $5,000. At June 30, 2008, the Company had net capital of approximately $160,794, which exceeded the minimum requirement by approximately $55,819.

INCOME TAXES

Tax provisions are as follows:

State	$ 8,827
Federal	19,431
	$28,258

CUSTOMER TRANSACTIONS

The Company has entered into dealer arrangements with various mutual fund distributors. The Company acts as agent in executing mutual fund transactions on behalf of its customers. The customers are carried on a fully disclosed basis by the various mutual fund complexes.

As an introducing broker, the Company has its customers' securities transactions cleared by a clearing broker pursuant to a clearance agreement.

While the Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the customer accounts introduced by the Company, the clearing broker maintains the responsibility of margining such accounts and determining adequate collateralization.

LAWRENCE B. GOODMAN & CO., P.A. CERTIFIED PUBLIC ACCOUNTANTS

Lawrence B. Goodman, CPA*
Richard B. Klein
Catherine Marotta, CPA

David J. Goodman, CPA, MST*
William R. Lungren, CPA
Jacqueline M. Shamieh, CPA
*Certified in New Jersey and New York

To The Board of Directors of
North Ridge Securities Corp.
1895 Walt Whitman Road
Melville, New York 11747-3031

In planning and performing our audit of the financial statements of North Ridge Securities Corp. (the Company) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures following by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 .

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

32-16 Broadway • Fair Lawn, N.J. 07410 • Phone (201) 791-8300 • Fax (201) 791-5257
11 Abrams Road • Central Valley, N.Y. 10917 • Phone (845) 928-9025
E-Mail: information@Lbgcpas.com

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management of North Ridge Securities Corp., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lawrence B. Goodman, CPA

Lawrence B. Goodman & Co. P.A.
Certified Public Accountants

Fair Lawn, New Jersey
July 18, 2008

NORTH RIDGE SECURITIES CORP.

NET CAPITAL COMPUTATION

JUNE 30, 2008

Total Assets	$1,860,856
Less: Liabilities	1,573,836
Net Worth	287,020
Less: Non-Allowable Assets	126,226
Current Capital	160,794
Less: Haircuts	-
Adjusted net capital	$ 160,794
Percentage of aggregate indebtedness to net capital	978.8%

There are no material differences between the adjusted net capital as reported on this exhibit and the net capital reported on Part IIA of the Focus Report (form X-17a-5)

See accountant's opinion.

NORTH RIDGE SECURITIES CORP.

STATEMENT

JUNE 30, 2008

Inadequacies in accounting systems, internal control and procedures for safeguarding securities:

NONE

END

See accountant's opinion.